                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             Comcast Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Class A Special Common Stock, $1.00 par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 200 300 20 0
                            ----------------------
                                 (CUSIP Number)


                              Donald E. Meihaus
                        312 Walnut Street, 28th Floor
                            Cincinnati, Ohio 45202
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              November 21, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 3 Pages

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
---------------------------------------------                                           --------------------------------------------
CUSIP NO.  200 300 20 0                                          13D                                            PAGE 2 OF 3 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                The Edward W. Scripps Trust
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                     (b) [ ]
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*


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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              [ ]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Ohio
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                                   7       SOLE VOTING POWER

                                              39,349,521
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                              39,349,521
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                39,349,521
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.8%
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    14        TYPE OF REPORTING PERSON*

                00
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 3 Pages

Item 1.  Security and Issuer.
         --------------------

                  This Amendment No. 1 to Schedule 13D relates to Class A Special Common Stock, $1.00 par value, of Comcast Corporation, a Pennsylvania corporation ("Comcast Special Common Stock"), the principal executive offices of which are located at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

                  On November 21, 1997, the Trust sold 17,000,000 shares of Comcast Special Common Stock in a block trade transaction executed by Merrill Lynch & Co. for $27.785 per share.

                  The Trust has agreed with Merrill Lynch & Co. that it will not sell or dispose of additional shares of Comcast Special Common Stock during the 90 day period commencing on November 21, 1997. A copy of this agreement (the "Lockup Agreement") is filed as Exhibit A herewith.

                  Following the aforesaid sale, the Trust beneficially owned 39,349,521 shares of Comcast Special Common Stock, representing approximately 12.8% of the outstanding shares of such stock based on a total of 308,407,111 shares of such stock reported to be outstanding by Comcast in its report on Form 10-Q for the quarter ended September 30, 1997.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

                  The Lockup Agreement is filed herewith as Exhibit A.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE EDWARD W. SCRIPPS TRUST
                                    By: /s/ Donald E. Meihaus
                                        ---------------------------------
                                            Donald E. Meihaus
                                            Secretary-Treasurer



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